# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Azul S.A., CIK 0001432364
CUSIP: 000000000
Title of class of securities: Common Shares with no par value
Address of issuer's principal executive offices: ED. JATOBA, 8TH FLOOR, AV. MARCOS PENTEADO ULHOA RODRIGUES, 939, TAMBORE, BARUERI, SAO PAULO, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001348145

## Reporting persons
- VR Advisory Services Ltd: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,877,742,163,070; shared voting power 0; sole dispositive power 2,877,742,163,070; shared dispositive power 0; aggregate amount beneficially owned 2,877,742,163,070 (5.3% of the class)
  Comment: The full amount of Sole Voting Power, Sole Dispositive Power, and Aggregate Amount Beneficially Owned is 2,877,742,163,070 Common Shares. Filing software limitations may truncate the full ownership.
- VR Global Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,877,742,163,070; shared voting power 0; sole dispositive power 2,877,742,163,070; shared dispositive power 0; aggregate amount beneficially owned 2,877,742,163,070 (5.3% of the class)
  Comment: The full amount of Sole Voting Power, Sole Dispositive Power, and Aggregate Amount Beneficially Owned is 2,877,742,163,070 Common Shares. Filing software limitations may truncate the full ownership.
- VR Capital Participation Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,877,742,163,070; shared voting power 0; sole dispositive power 2,877,742,163,070; shared dispositive power 0; aggregate amount beneficially owned 2,877,742,163,070 (5.3% of the class)
  Comment: The full amount of Sole Voting Power, Sole Dispositive Power, and Aggregate Amount Beneficially Owned is 2,877,742,163,070 Common Shares. Filing software limitations may truncate the full ownership.
- VR Capital Group Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,877,742,163,070; shared voting power 0; sole dispositive power 2,877,742,163,070; shared dispositive power 0; aggregate amount beneficially owned 2,877,742,163,070 (5.3% of the class)
  Comment: The full amount of Sole Voting Power, Sole Dispositive Power, and Aggregate Amount Beneficially Owned is 2,877,742,163,070 Common Shares. Filing software limitations may truncate the full ownership.
- VR Capital Holdings Ltd.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,877,742,163,070; shared voting power 0; sole dispositive power 2,877,742,163,070; shared dispositive power 0; aggregate amount beneficially owned 2,877,742,163,070 (5.3% of the class)
  Comment: The full amount of Sole Voting Power, Sole Dispositive Power, and Aggregate Amount Beneficially Owned is 2,877,742,163,070 Common Shares. Filing software limitations may truncate the full ownership.
- Deitz Richard: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 2,877,742,163,070; shared voting power 0; sole dispositive power 2,877,742,163,070; shared dispositive power 0; aggregate amount beneficially owned 2,877,742,163,070 (5.3% of the class)
  Comment: The full amount of Sole Voting Power, Sole Dispositive Power, and Aggregate Amount Beneficially Owned is 2,877,742,163,070 Common Shares. Filing software limitations may truncate the full ownership.

## Item 1. Issuer
Name of issuer: Azul S.A.
Address of issuer's principal executive offices: ED. JATOBA, 8TH FLOOR, AV. MARCOS PENTEADO ULHOA RODRIGUES, 939, TAMBORE, BARUERI, SAO PAULO, Brazil, 06460-040

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) VR Global Partners, L.P. (the "Fund");

(ii) VR Advisory Services Ltd ("VR");

(iii) VR Capital Participation Ltd. ("VRCP");

(iv) VR Capital Group Ltd. ("VRCG");

(v) VR Capital Holdings Ltd. ("VRCH"); and

(vi) Richard Deitz.
Address of principal business office or, if none, residence:
For the Fund, VRCP, VRCG and VRCH: c/o Intertrust (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

For VR: 601 Lexington Avenue, 59th Floor, New York, New York, 10022, USA

For Mr. Deitz: The Kensington Building, 1 Wrights Lane, Fourth Floor, London W8 5RY, United Kingdom
Citizenship:
(i) The Fund is a Cayman Islands exempted limited partnership;

(ii) VR is a Cayman Islands exempted company;

(iii) VRCP is a Cayman Islands exempted company;

(iv) VRCG is a Cayman Islands exempted company;

(v) VRCH is a Cayman Islands exempted company; and

(vi) Mr. Deitz is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
5,659,968 American Depositary Shares ("ADS"), each representing five hundred thousand Common Shares ("Common Shares") of Azul S.A. (the "Issuer") reported as beneficially owned herein are directly held by the Fund, representing a total of 2,829,984,000,000 Common Shares. In addition to the ADSs, the Fund was awarded warrants exercisable for 47,758,163,070 Common Shares of the Issuer, which are exercisable within sixty days (the "Warrants"). Therefore, the Fund may be deemed to exercise sole dispositive power over an aggregate of 2,877,742,163,070 Common Shares.

VR, as the general partner and investment adviser of the Fund, may be deemed to exercise voting and investment power over the 2,877,742,163,070 Common Shares held by the Fund and thus may be deemed to beneficially own such Common Shares. VRCP, as the sole shareholder of VR, also may be deemed to beneficially own the 2,877,742,163,070 Common Shares held by the Fund. VRCG, as the sole shareholder of VRCP, also may be deemed to beneficially own the 2,877,742,163,070 Common Shares held by the Fund. VRCH, as the sole shareholder of VRCG, also may be deemed to beneficially own the 2,877,742,163,070 Common Shares held by the Fund. Mr. Deitz, as the control person of VR and VRCP, also may be deemed to beneficially own the 2,877,742,163,070 Common Shares held by the Fund.

The amounts reported on the cover pages and Item 4(c) may be limited by filing software. The full amount is 2,877,742,163,070 Common Shares. The Common Shares do not currently have a CUSIP. The CUSIP for the ADSs is 05501U403.
Percent of class:
As of the date hereof, each of the Fund, VR, VRCP, VRCG, VRCH and Mr. Deitz may be deemed to beneficially own 2,877,742,163,070 Common Shares of the Issuer, representing approximately 5.3% of the Common Shares outstanding.

The above percentages are based on 54,730,851,778,811 Common Shares of the Issuer outstanding as of February 20, 2026, as reported in the Issuer's 6-K.
Sole power to vote or to direct the vote: 2,877,742,163,070.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,877,742,163,070.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VR Advisory Services Ltd: /s/ Emile du Toit, Emile du Toit / Authorized Person (02/27/2026)
- VR Global Partners, L.P.: /s/ Emile du Toit, Emile du Toit / Authorized Person of VR Advisory Services Ltd, its general partner (02/27/2026)
- VR Capital Participation Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (02/27/2026)
- VR Capital Group Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (02/27/2026)
- VR Capital Holdings Ltd.: /s/ Emile du Toit, Emile du Toit / Authorized Person (02/27/2026)
- Deitz Richard: /s/ Richard Deitz, Richard Deitz / Self (02/27/2026)